                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: INTERNET TV TRIALS

IN ROME, MILAN, BOLOGNA AND PALERMO

Commercial rollout in 21 cities throughout Italy this autumn

Once the trial phase is complete, over 4 million households will be able to access a wide range of content including movies, news, sport, music, reality shows and live events on their TVs over a 4 MB per second ADSL connection

Live Serie A TIM and Serie B TIM soccer

People can watch traditional TV channels, surf the Net

and send/receive e-mail straight from their TV

Alcatel, Microsoft and Pirelli are all involved in the trial

Milan, July 20, 2005 – Telecom Italia has begun free trials of its IPTV service in more than a thousand households in 4 Italian cities (Rome, Milan, Bologna and Palermo).

The service offers a wide range of TV programming and video content in high-quality format over ADSL access lines. Commercial service is being rolled out this autumn, initially in 21 cities across Italy (Rome, Milan, Bologna, Palermo, Bari, Naples, Padua, Cagliari, Genoa, Florence, Alessandria, Modena, Venice, Verona, Turin, Trieste, Catania, Brescia, Biella, Sondrio and Reggio Emilia).

Once trials have been completed, over 4 million Italian households will potentially have IPTV coverage.

As well as traditional programmes offered by a selection of TV broadcasters, a whole catalogue of video on demand content is available during this trial phase. Viewers can pause and restart shows whenever they want using a special remote control. Initially, viewers can access around a hundred different films, news, finance, sport (including football, sailing, basketball, volleyball and rugby) and music.

Telecom Italia’s full commercial IPTV service will offer live Serie A TIM and B TIM Italian football, top Italian basketball, a huge video library of 600 films plus 30 new films per month, reality shows and live events on “Alice Live”, presented by well-known faces from TV, music, film and science.

During the trial phase, IPTV users have a special Set Top Box connected to their TV to access content over an Alice 4 Mega link. Users also have an ADSL Wi-Fi modem to which up to 5 PCs can be connected at any one time. An infra-red keyboard allows users to access the Net and send and receive email directly from their TV.

IPTV trials are being conducted with technology partners Alcatel, Microsoft and Pirelli. Alcatel is supplying technologies including the latest generation of ADSL access devices and its “Open Media Suite” set top box video entertainment TV distribution platform. Microsoft has supplied Telecom Italia with its innovative “Microsoft TV IPTV Edition” software, which the company is using to test and offer a new generation of for-payment video services and content. Microsoft and Alcatel are working together to supply operators with complete, integrated solutions designed to accelerate IPTV protocol rollout over existing and next generation networks. Pirelli Broadband Solutions has developed intelligent modular routers that open up a world of high-quality video services that leverage the most advanced home networking solutions (including multiple high-speed Internet connections, Voice Over IP and Wi-Fi) over broadband through a Set Top Box.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 20th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager